PARSONS/BURNETT/BJORDAHL/HUME LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA FACSIMILE (703-813-6968)

February 9, 2011

Pamela A. Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:   GreenChoice International, Inc.

Pre-effective Amendment 10 to Registration Statement on Form S-1

Filed January 7, 2011

File No. 333-167879

Dear Ms. Long:

This letter is in response to your comment letter dated January 20, 2011, with regard to the amendments to the Form S-1 filing of GreenChoice International, Inc., a Nevada corporation (“GreenChoice” or the "Company") filed on January 7, 2011.

Dilution, page 12

1.

The following table shows the calculations used for determining the dilution figures.

	100%	75%	50%	10%
Net Tangible Book Value Per Share Prior to Stock Sale	0.0040	0.0040	0.0040	0.0040
Net Tangible Book Value Per Share After Stock Sale	0.0089	0.0085	0.0080	0.0047
Increase in net book value per share due to stock sale	0.0049	0.0045	0.0040	0.0007
Loss (subscription price of $0.01 less NBV per share)	0.0011	0.0015	0.0020	0.0053

Net assets		1,781	1,781	1,781	1,781
plus % of proceeds	100,000	100,000	75,000	50,000	10,000
Total Net Assets		101,781	76,781	51,781	11,781

Original Shares		1,500,000	1,500,000	1,500,000	1,500,000
Diluted shares %	10,000,000	10,000,000	7,500,000	5,000,000	1,000,000
Total Shares		11,500,000	9,000,000	6,500,000	2,500,000

Suite 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

Ms. Pamela Lang

Division of Corporation Finance

Securities and Exchange Commission

January 9, 2011

Total Net Assets Divided By Total Shares	0.0089	0.0085	0.0080	0.0047

Plan of Operations, page 43

2.

The S1 has been refiled with the informal verbal agreement attached as an exhibit.

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist GreenChoice in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ James B. Parsons

James B. Parsons

JBP:aqs